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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                           Commission File Number:  000-20786


                           NOTIFICATION OF LATE FILING


(Check One):   [ ] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
               [_] Form N-SAR

               For Period Ended:  March 31, 2001


     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR


          For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION


Leapfrog Smart Products, Inc.
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Full Name of Registrant


Albara Corporation
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Former Name if Applicable


1101 Maitland Center Commons
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Address of Principal Executive Office (Street and Number)


Maitland, Florida 32751
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City, State and Zip Code



                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x]  |    (a) The reasons described in reasonable detail in Part III of this
     |        form could not be eliminated without unreasonable effort or
     |        expense;
     |    (b) The subject annual report, semi-annual report, transition report
     |        on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion
[x]  |        thereof will be filed on or before the 15th calendar day
     |        following the prescribed due date; or the subject quarterly
     |        report or transition report on Form 10-Q, or portion thereof will
     |        be filed on or before the fifth calendar day following the
     |        prescribed due date; and
     |
     |    (c) The accountant's statement or other exhibit required by Rule
     |        12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant has not yet completed the Results of Operations or the Management's Discussion and Analysis of the Form 10-QSB for the period ending March 31, 2001 due to the fact that they are awaiting certain financial Information. The Registrant believes that the Form 10-QSB will be filed within the extension period.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Adam Clavell, Esq.                         (401) 272-5800
--------------------------------------------------------------------------------
     (Name)                                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [x] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes  [x] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                         Leapfrog Smart Products, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                    By:  Leapfrog Smart Products, Inc.

Date:  May 15, 2001                 By:  /s/ Jon Gerster
                                         ----------------------------
                                         Jon Gerster,
                                         Chief Financial Officer

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.